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                                                                     Exhibit 4.7

                                                                            1997


                            PETER KIEWIT SONS', INC.
                             a Delaware corporation

Registered Debenture No. ____________                       $ _________________
8.028% Convertible Debenture                              Due: October 31, 2007

     PETER KIEWIT SONS', INC., a corporation organized and existing under the laws of the State of Delaware, and having its principal place of business in the City of Omaha, Nebraska (hereinafter called the Corporation), for the value
received, hereby promises to pay to                             or registered
assigns (hereinafter called the Debentureholder) on October 31, 2007, the
principal sum of                        ($                 ) Dollars.

     This debenture is one of a 1997 issue of registered convertible debentures of the Corporation, due October 31, 2007 unless previously redeemed or converted, limited to the aggregate principal amount of **TEN MILLION** ($10,000,000) Dollars, all issued or to be issued pursuant to an indenture, dated of July 1, 1986, executed and delivered by the Corporation to First Bank, N.A. Omaha, Nebraska, a national banking association organized and existing under the laws of the United States, as Trustee (hereinafter referred to as Trustee). Reference is hereby made to the indenture, and all indentures supplemental thereto, for a description of the rights, limitations, obligations and immunities of the Corporation, the holders of the debentures and the Trustee.

TYPE OF PAYMENT: Payment of interest and principal shall be in any coin or currency of the United States of America which at the time of payment shall be legal tender for the payment of public or private debts.

INTEREST: Except as hereinafter provided, the Corporation promises to pay to the registered owner hereof or his registered assigns, interest on the principal sum as of November 1, 1998 and each succeeding November 1, at the rate of Eight and twenty eight thousandths (8.028) percent per annum until the Corporation's obligation with respect to the payment of the principal amount shall have been discharged. Interest shall accrue upon this debenture until the date of redemption or maturity, whichever of these dates shall first occur. In the event of conversion as provided in paragraph (7) hereof, interest shall cease running on the principal amount of the debenture on June 30, 2002. Interest on this debenture shall be paid annually on the November 1st immediately following the twelve months in which such interest was earned.

PLACE OF PAYMENT: The principal and interest on this debenture shall be payable at the office of the Corporation at Omaha, Nebraska.

DEFAULT: This debenture shall be deemed to be in default whenever the principal sum and/or interest becomes payable and remains unpaid for a period of sixty
(60) days.

REDEMPTION: This debenture is subject to redemption at any time prior to the date of maturity at its principal amount plus all unpaid interest to the date of redemption provided, however, that the entire series is redeemed. This debenture may not be redeemed during the thirty-one (31) day conversion period provided for in paragraph (7) hereof. Redemption shall be preceded by notice thereof, given to the registered holder by registered mail no later than ten
(10) days preceding the date of redemption.

TRANSFER: The debenture may be transferred by the registered holder at the principal office of the Corporation in Omaha, Nebraska on registry books kept for such purpose at such office, upon surrender and cancellation of this debenture, and the payment of applicable charges. The Corporation and the Trustee may treat the registered owner of this debenture as the absolute owner for all purposes.

CONVERSION: (a) This debenture is convertible into [the $0.01 par value common stock ("Common Stock")] of the Corporation on the following basis: the debenture is not convertible, in whole or in part, for the period commencing on the date of issuance and ending on September 30, 2002. During the period commencing on October 1, 2001 and ending on October 31, 2002, the Debentureholder may convert the principal amount of the debenture plus a cash
payment in the amount of **NO** ($0.00) Dollars into      (               )
shares of [Common Stock] of the Corporation. During the period commencing on November 1, 2002 and ending on
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October 31, 2007, the date of maturity, the debenture is not convertible, in whole or in part. The conversion privilege shall be deemed exercised by submission of the debenture with a written request for conversion during the applicable thirty-one (31) day period at the principal office of the Corporation. The Corporation shall thereafter, within a sixty (60) day period, issue the [Common Stock] of the Corporation. As a condition precedent to the rights of conversion granted in this paragraph, the Debentureholder agrees to execute the applicable Peter Kiewit Sons', Inc. Stock Repurchase Agreement.

In case the Corporation shall change the stock issuable upon conversion into the same or different number of new shares of the same or of any other class or classes, the Debentureholder, upon conversion, shall be entitled to receive, in lieu of the old stock which he would have been entitled to receive but for such change, a number of shares of the new stock equivalent to the number of shares of new stock that would have been issued to him in exchange for such number of shares of old stock which he would have been entitled to receive if the conversion privilege had been exercisable and exercised immediately prior to such change.

In case at any time or from time to time the Corporation shall declare and pay on or in respect of the class of stock issuable upon conversion, any dividend of shares of stock of any class or classes, the Debentureholder, upon exercising the conversion privilege, after the date of record of the holders of stock to whom such stock dividend is payable, shall be entitled to receive the shares of stock theretofore issuable upon conversion, together with the dividend stock which would have been issuable if the conversion privilege had been exercisable and exercised immediately prior to the record date.

The Corporation covenants and agrees that in case it shall consolidate or merge with, or shall sell its property as an entirety, or substantially as an entirety to any other corporation, proper provision will be made as part of the terms of such consolidation, merger or sale, that the holder of any convertible debenture will thereafter be entitled to convert it into the same kind and amount of securities and any other assets as may be issuable or distributable by the terms of such consolidation, merger or sale with respect to the number of shares of [Common Stock] into which this debenture is convertible at the time of such consolidation, merger or sale; provided, however, that the surviving corporation with which the Corporation consolidates, merges or sells its property shall succeed to all of the rights provided for in this debenture, including the right of redemption.

SUBORDINATION: In the payment of their claims, all creditors of the Corporation shall rank equally with the holders of convertible debentures. All claims of the convertible Debentureholders against earnings or assets are hereby made superior to those of stockholders, and the Corporation agrees that as long as any of its convertible debentures are outstanding, it will not pay any dividends on its stock until all liability for unpaid interest on its debentures has been paid. In the event of dissolution or liquidation of the Corporation, the holders of all debentures shall be entitled to be paid in full, both principal and interest, before any assets of the Corporation are distributed to any stockholder.

OWNERSHIP: The Corporation may treat the registered owner of the debenture as the absolute owner of this debenture.

LIQUIDATION OF LIABILITY: No recourse shall be had for the payment of the principal or interest of this debenture, against any incorporator, stockholder, officer, or director, past, present, or future, of the Corporation, all such liability being expressly waived by the owner of this debenture.

VALIDATION: This debenture shall not be valid or become obligatory for any purpose until the certificate of authentication thereon shall have been signed by the Trustee.

SHARE EXCHANGE PROVISIONS. The board of Directors of the Corporation has unanimously approved a series of transactions intended to separate the construction businesses of the Corporation and the diversified businesses of the Corporation (the "Transaction"). In connection therewith, the Corporation and its wholly owned subsidiary, PKS Holdings, Inc. ("PKS Holdings"), have filed a Registration Statement on Form S-4 (Registration No. 333-34627) with the Securities and Exchange Commission. In the event that the Transaction is consummated, each issued and outstanding share of Class C Stock will be mandatorily exchanged (the "Share Exchange") for one share of $.01 par value common stock of PKS Holdings ("PKS Holdings Stock"). Immediately upon the completion of the Share Exchange, this debenture shall, automatically, and without further action by or on behalf of the


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Corporation, PKS Holdings or the Debentureholder, be converted into a debenture of PKS Holdings, convertible into the number of shares of PKS Holdings Stock as it was previously convertible into Class C Stock, and the Corporation shall thereafter have no further liability or obligation hereunder.

     IN WITNESS WHEREOF, Peter Kiewit Sons', Inc. has caused this debenture to become signed and its corporate seal to be hereunto affixed by its officers duly authorized thereunto, all as of the 1st day of November, 1999.

ATTEST:   PETER KIEWIT SONS', INC.

___________________________________     By ________________________________
    Assistant Secretary                           President

TRUSTEE'S CERTIFICATE OF AUTHENTICATION: This is one of the debentures described in the Trust Indenture, executed as of July 1, 1986, by and between the Corporation and First Bank, N.A., as Trustee, as amended pursuant to a First Supplemental Indenture between the Corporation, PKS and U.S. Bank National Association, as successor trustee dated as of March 31, 1998.

     Dated ________________________     By _________________________________
                                                  Authorized Officer

This Debenture and the transfer thereof are subject to restrictions which are stated in an Agreement between the Debentureholder(s) whose name(s) appear(s) hereon and PETER KIEWIT SONS', INC., dated November 1, 1997.



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